

December 24, 2009

Mr. Scott Schroeder
Principal Financial Officer, Vice President and Chief Financial Officer
Cabot Oil & Gas, Inc.
1200 Enclave Parkway
Houston, TX 77077

     Re: Cabot Oil & Gas, Inc.
                    Form 10-K for the Fiscal Year Ended December 31, 2008
                    Filed February 27, 2009
                    Response Letter Dated November 6, 2009
                    File No. 001-10447

Dear Mr. Schroeder:

     We have reviewed your response letter dated November 6, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended 2008

Engineering Comments

1.   We have reviewed your response to prior comment one of our letter dated October 2, 2009. Our comments concerning your proved undeveloped reserves have been focused on your eight largest fields. It does not appear that it is appropriate to book proved reserves on lands where you do not have access to develop those lands, even though you may own the rights to the oil and gas located beneath those lands. If other industries have legal priority to conduct their operations exclusive of you, then it appears proved reserves should not be booked until you have full unrestricted access to develop those lands. Please revise your disclosure as appropriate.

2. We note your response to prior comment two. However, you must inform investors of all material events.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact James Murphy Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

                           Sincerely,

                           H. Roger Schwall
                           Assistant Director